FORM C Electronic Signature on Behalf of Healing Budz, Inc.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Healing Budz, Inc.

TIN:

____

Fiscal Year End (mm/dd) __/__

By:



____

Signature

CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.



David Trujillo

Print Name

CEO, Principal Financial Officer/Treasurer,
Principal Accounting Officer/Comptroller



____

Signature

CEO, Principal Financial Officer/Treasurer,
Principal Accounting Officer/Comptroller

10/05/2017.

Date

Certification of a majority of the Board of Directors:

James Lowrie
Print Name

[signature]
Signature

10-5-2017
Date

Fredis J. Trujillo
Print Name

[signature]
Signature

Oct., 05 2017
Date

JAY LEE
Print Name

[signature]
Signature

OCTOBER-05-2017
Date

Alexander Hache Jr.
Print Name

[signature]
Signature

10/5/2017
Date